Exhibit 12.1

Calculation of Consolidated Ratio of Earnings to Fixed Charges

The following table shows our consolidated ratio of earnings to fixed charges:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Dollars in thousands)
Earnings:
Income before income taxes	$22,490	$21,504	$43,969	$26,601	$20,965	$17,746	$15,398

Fixed Charges:
Interest on deposits	1,817	$1,507	$3,199	$2,403	$2,032	$2,369	$2,800
Interest on notes payable to subsidiary grantor trusts, repurchase agreements, and other borrowings	228	11	12	19	121	231	1,387
Rent expense interest factor (1)	527	482	982	999	897	906	912

Total fixed charges:
Including interest on deposits	$2,572	$2,000	$4,193	$3,421	$3,050	$3,506	$5,099
Excluding interest on deposits	$755	$493	$994	$1,018	$1,018	$1,137	$2,299

Ratio of earnings (loss) to fixed charges:
Excluding interest on deposits	30.79	44.64	45.22	27.13	21.59	16.61	7.70
Including interest on deposits	9.74	11.75	11.49	8.78	7.87	6.06	4.02

(1)	This amount is the portion expense (generally one-third) deemed representative of the interest factor.

For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges.  Fixed charges consist of interest on notes payable to subsidiary grantor trust, repurchase agreements and borrowings, one-third of rental expense (which Heritage Commerce Corp believes is representative of the interest factor), and including/excluding interest on deposits.